Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Westamerica Bancorporation:

We consent to the use in the Registration Statement on Form S-8 of Westamerica Bancorporation, related to the Westamerica Bancorporation Stock Option Plan, of our report dated February 27, 2012, with respect to the consolidated balance sheet of Westamerica Bancorporation and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 27, 2012 with respect to the effectiveness of internal control over financial reporting as of December 31, 2011, which reports are incorporated herein by reference.

/s/ KPMG LLP
KPMG LLP

San Francisco, California
June 28, 2012